Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

Important Disclaimer
Updated: 11 Sep 2019

Possible offer (the “Offer”) by Hong Kong Exchanges and Clearing Limited (“HKEX”) for London Stock Exchange Group plc (“LSEG”)

ACCESS TO THIS AREA OF THE WEBSITE (“MICROSITE”) MAY BE RESTRICTED UNDER SECURITIES LAWS OR REGULATIONS IN CERTAIN JURISDICTIONS. THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION ON THIS AREA OF THE WEBSITE. THESE MATERIALS ARE NOT DIRECTED AT OR INTENDED TO BE ACCESSIBLE BY PERSONS RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION OR WOULD RESULT IN A REQUIREMENT TO COMPLY WITH CONSENT OR OTHER FORMALITY WHICH HKEX REGARDS AS UNDULY ONEROUS (A “RESTRICTED JURISDICTION”).

THIS MICROSITE CONTAINS ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (THE”INFORMATION”) PUBLISHED BY HKEX AND/OR LSEG RELATING TO THE OFFER IN COMPLIANCE WITH THE CITY CODE ON TAKEOVERS AND MERGERS (THE”CODE”). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW.

Access to the Information

If you would like to view the Information contained in this Microsite, please read this notice carefully. This notice applies to all persons who view the Information contained in this part of the website and, depending on where you are located, may affect your rights or responsibilities. HKEX reserves the right to amend or update this notice at any time and you should, therefore, read it in full each time you visit this Microsite. In addition, the contents of this part of the website may be amended at any time, in whole or in part, at the sole discretion of HKEX.

To allow you to view information about the Offer, you must read this notice and then click “I ACCEPT”. If you are unable to agree, you should click “I DECLINE” and you will not be able to view information about the Offer.

The Information contained in this Microsite does not constitute an offer to sell or otherwise dispose of or an invitation or solicitation of any offer to purchase or subscribe for any securities pursuant to the Offer or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer would be made solely by means of an offer or scheme document which would contain the full terms and conditions of such Offer, including details on how it may be accepted. Any decision made in relation to the Offer should be made solely and only on the basis of the information provided in any such document.

Overseas jurisdictions

This Information is not directed at or intended to be accessible by persons resident in any Restricted Jurisdiction.

Viewing the Information you are seeking to access may be restricted under securities laws in certain jurisdictions. All persons resident outside of the United Kingdom (the “UK”) who wish to view the Information contained in this Microsite must first satisfy themselves that they are not subject to any local requirements which prohibit or restrict them from doing so and should inform themselves about, and observe, any legal or regulatory requirements applicable in their jurisdiction.

YOU SHOULD NOT DOWNLOAD, MAIL, FORWARD, DISTRIBUTE, SEND OR SHARE THE INFORMATION OR DOCUMENTS CONTAINED ON THIS MICROSITE TO ANY PERSON. IN PARTICULAR, YOU SHOULD NOT MAIL, FORWARD, DISTRIBUTE OR SEND THE INFORMATION OR DOCUMENTS CONTAINED THEREIN TO ANY RESTRICTED JURISDICTION.

This Microsite contains Information that has been prepared for the purposes of complying with English law and the Code and the Information disclosed may not be the same as that which would have been disclosed if this Information had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. If you are not permitted to view the Information on this Microsite, or are in any doubt as to whether you are permitted to view the Information, please exit this Microsite.

Additional U.S. information

The Offer relates to the securities of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the United States. Any financial statements or other financial information included in this Microsite may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Offer, since HKEX and LSEG are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US holders of shares may not be able to sue HKEX and LSEG or their respective officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel HKEX and LSEG and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Offer may be implemented under a scheme of arrangement provided for under English company law (a “Scheme”). A transaction effected by means of a Scheme is not subject to the tender offer rules under the US Securities Exchange Act, as amended (the “US Exchange Act”), and is exempt from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”). If the Offer is effected by way of a Scheme, any HKEX securities to be issued pursuant to the Offer would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. In addition, securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities law of such state.

Alternatively, the Offer may be implemented by way of a takeover offer. If HKEX exercises its right to implement the Offer by way of a takeover offer, such offer will be made in compliance with all applicable US tender offer (including Rule 14E under the US Exchange Act) and securities laws and regulations, including exemptions provided under Rules 14d-1(c) or (d) under the US Exchange Act and exemptions from the registration requirements of the US Securities Act.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, HKEX or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, LSEG shares outside of the US, other than pursuant to the Offer, until the date on which the Offer and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, and will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Holders of LSEG securities are urged to read any documents related to the Offer filed, furnished or to be filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), if any, because they will contain important information regarding the Offer and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov. Nothing in this Microsite shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Offer.

Forward-Looking Statements

This part of the website and the Information contained in it may contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of HKEX and the HKEX Group (being HKEX and its subsidiaries and subsidiary undertakings) and LSEG and the LSEG Group (being LSEG and its subsidiaries and subsidiary undertakings) following the implementation of the Offer.

All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of HKEX and the HKEX Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on capital employed, production and prospects. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of HKEX and the HKEX Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this Microsite.

All forward-looking statements contained in this Microsite are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in HKEX’s 2018 annual report (available on HKEX’s website). These factors also should be considered by the reader.

Each forward-looking statement speaks only as at the specified date of the relevant document within which the statement is contained. Neither HKEX nor any member of the HKEX Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Microsite.

Unless expressly stated otherwise, no statement contained or referred to in this Microsite is intended to be a profit forecast.

Responsibility

In relation to any Offer-related materials accessible on this area of the website please note any statement of responsibility contained therein.

The documents included in this Microsite issued or published by HKEX speak only at the specified date of the relevant document and HKEX has, and accepts, no responsibility or duty to update or revise such documents.

In relation to any document, announcement or information that is accessible on this Microsite, the only responsibility accepted by HKEX and its directors is for the correctness and fairness of its reproduction or presentation, unless a responsibility statement in any relevant document expressly provides otherwise.

Neither the directors of HKEX, nor HKEX, nor any of their affiliated companies, have reviewed, and no such person is or shall be responsible for or accepts any liability in respect of, any information contained on any other website which may be linked to or from this Microsite.

Other

If you are in any doubt about the contents of this Microsite or the action you should take, you should seek your own financial advice from an independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended) or, if you are located outside the UK, from an appropriately authorised independent financial adviser.

This notice shall be governed by and construed in accordance with English law.

Confirmation of understanding and acceptance

I have read and understood the notice set out above and I agree to be bound by its terms.

I am not (nor do I act on behalf of someone who is) resident in any country that renders the accessing of the materials on this website or parts of it illegal.

I will not print, download, or otherwise seek to copy, mail, forward, distribute or send any of the materials on this Microsite to any other person at any time.

I represent and warrant to HKEX that I intend to access this Microsite for information purposes only.

If you are not able to give these confirmations, you should click on I DECLINE below.

I ACCEPT         I DECLINE

Pursuant to Chapter 38 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Securities and Futures Commission regulates Hong Kong Exchanges and Clearing Limited in relation to the listing of its shares on The Stock Exchange of Hong Kong Limited. The Securities and Futures Commission takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Notice to Shareholders Regarding UK Disclosure Requirements

Reference is made to the announcement of Hong Kong Exchanges and Clearing Limited (HKEX) dated 11 September 2019 in relation to its possible offer for London Stock Exchange Group plc (Possible Offer).

HKEX wishes to direct the attention of its shareholders to certain disclosure requirements applicable to the Possible Offer. HKEX’s shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

The relevant disclosure requirements are set out in Rule 8 of the City Code on Takeovers and Mergers (Takeover Code) in the United Kingdom (UK), which is published and administered by The Panel on Takeovers and Mergers in the UK (UK Takeover Panel). In particular, Rule 8.3 of the Takeover Code requires that any person who is interested (directly and indirectly) in 1% or more of any class of relevant security of any party to an offer must make (a) an Opening Position Disclosure and (b) a Dealing Disclosure if they deal in any relevant security of any party to the offer during an offer period. HKEX’s shares are relevant securities for the purposes of this offer period.

Further information about the UK Takeover Panel’s disclosure regime is available at: http://www.thetakeoverpanel.org.uk/disclosure. If any HKEX’s shareholder has any questions on these disclosure requirements, the UK Takeover Panel’s Market Surveillance Unit will be happy to answer them and should be contacted on +44 (0) 20 7638 0129.

HKEX’s shareholders and potential investors should note such disclosure requirements when dealing or investing in HKEX’s shares.

By Order of the Board
Hong Kong Exchanges and Clearing Limited
Joseph Mau
Group Company Secretary

Hong Kong, 13 September 2019

As at the date of this announcement, HKEX’s Board of Directors comprises 11 Independent Non-executive Directors, namely Mrs Laura May-Lung CHA (Chairman),
Mr Apurv BAGRI, Mr CHAN Tze Ching, Ignatius, Mr CHEAH Cheng Hye, Ms FUNG Yuen Mei, Anita, Mr Rafael GIL-TIENDA, Dr HU Zuliu, Fred, Mr HUNG Pi Cheng, Benjamin, Mr LEUNG Pak Hon, Hugo, Mr John Mackay McCulloch WILLIAMSON and Mr YIU Kin Wah, Stephen, and one Executive Director, Mr LI Xiaojia, Charles, who is also the Chief Executive of HKEX.